SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

FOCUS FINANCIAL PARTNERS INC.

(Name of the Issuer)

Focus Financial Partners Inc.

Focus Financial Partners, LLC

Ferdinand FFP Acquisition, LLC

Ferdinand FFP Intermediate Holdings, LLC

Ferdinand FFP Ultimate Holdings,

LP Ferdinand FFP GP, LLC

Clayton, Dubilier & Rice Fund XII

CD&R Associates XII, L.P.

CD&R Investment Associates XII, Ltd.

CD&R Ferdinand Holdings, L.P.

Clayton, Dubilier & Rice, LLC

T-IX Ferdinand Co-Invest-A, LP

T-IX Ferdinand Co-Invest-B, LP

T-IX Ferdinand Co-Invest-C, LP

Trident FFP LP Trident VI, L.P.

Trident VI Parallel Fund, L.P.

Trident VI DE Parallel Fund, L.P.

Trident IX, L.P.

Trident IX Parallel Fund, L.P.

Trident IX Professionals Fund, L.P.

Trident FFP GP LLC

Trident Capital VI, L.P.

Trident Capital IX, L.P.

Stone Point GP, Ltd.

Stone Point Capital LLC

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

34417P100

(CUSIP Number of Class of Securities)

Focus Financial Partners Inc. Focus Financial Partners, LLC c/o 515 N. Flagler Drive Suite 550 West Palm Beach, FL 33401 (646) 519-2456 Attn: J. Russell McGranahan	Ferdinand FFP Acquisition, LLC Ferdinand
FFP Intermediate Holdings, LLC Ferdinand
FFP Ultimate Holdings, LP Ferdinand FFP GP, LLC
Clayton, Dubilier & Rice Fund XII CD&R
Associates XII, L.P.
CD&R Investment Associates XII, Ltd.
CD&R Ferdinand Holdings, L.P.
Clayton, Dubilier & Rice, LLC c/o Clayton,
Dubilier & Rice, LLC 375 Park Avenue, 18th Floor
New York, NY 10152 (212) 407-5227
Attn: Rima Simson	T-IX Ferdinand Co-Invest-A, LP
T-IX Ferdinand Co-Invest-B, LP
T-IX Ferdinand Co-Invest-C, LP
Trident FFP LP Trident VI, L.P.
Trident VI Parallel Fund, L.P.
Trident VI DE Parallel Fund, L.P.
Trident IX, L.P.
Trident IX Parallel Fund, L.P.
Trident IX Professionals Fund, L.P.
Trident FFP GP LLC
Trident Capital VI, L.P.
Trident Capital IX, L.P.
Stone Point GP, Ltd.
Stone Point Capital LLC
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
Attn: Jacqueline Giammarco

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Vinson & Elkins LLP 1114 Avenue of the Americas,	Kirkland & Ellis LLP 601 Lexington Avenue	Simpson Thacher & Bartlett LLP 425 Lexington Avenue
32nd Floor New York, NY 10036 (212) 237-0000 Attn: Brenda Lenahan & Stancell Haigwood	New York, NY 10022 (212) 446-4800
Attn: David Klein, P.C. & Rachael Coffey, P.C. AND
Kirkland & Ellis LLP 300 N. LaSalle Street Chicago,
IL 60654
(312) 862-2000
	Attn: Richard Campbell, P.C. & Kevin Mausert, P.C.	New York, NY 10017 (212) 455-2000 Attn: Elizabeth A. Cooper & Mark C. Viera

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on April 25, 2023 and subsequently amended by Amendment No. 1 filed on May 26, 2023 and Amendment No. 2 filed on June 12, 2023, and together with all exhibits thereto, the “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Focus Financial Partners Inc. (“Focus Financial” or the “Company”); (2) Focus Financial Partners, LLC, a Delaware limited liability company and a subsidiary of the Company (“Focus LLC”), (3) Ferdinand FFP Acquisition, LLC, a Delaware limited liability company (“Parent”), (4) Ferdinand FFP Intermediate Holdings, LLC, a Delaware limited liability company, (5) Ferdinand FFP Ultimate Holdings, LP, a Delaware limited partnership, (6) Ferdinand FFP GP, LLC, a Delaware limited liability company, (7) Clayton,Dubilier & Rice Fund XII, L.P., a Cayman Islands exempted limited partnership, (8) CD&R Ferdinand Holdings, L.P., a Delaware Corporation, (9) Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R”), (10) Trident FFP LP, a Delaware limited partnership, (11) T-IX Ferdinand Co-Invest-A, L.P., a Delaware limited partnership, (12) T-IX Ferdinand Co-Invest-B L.P., a Delaware limited partnership, (13) T-IX Ferdinand Co-Invest-C, L.P., a Delaware limited partnership, (14) Trident VI, L.P., a Cayman Islands exempted limited partnership, (15) Trident VI Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (16) Trident VI DE Parallel Fund, L.P., a Delaware limited partnership, (17) Trident IX, L.P., a Cayman Islands exempted limited partnership, (18) Trident IX Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (19) Trident IX Professionals Fund, L.P., a Cayman Islands exempted limited partnership, (20) Trident FFP GP LLC, a Delaware, limited liability company, (21) Trident Capital VI, L.P., a Cayman Islands exempted limited partnership, (22) Trident Capital IX, L.P., a Cayman Islands exempted limited partnership, (23) Stone Point GP Ltd., a Cayman Islands exempted company, and (24) Stone Point Capital LLC, a Delaware limited liability company (“Stone Point”) (each of (1) through (24) a “Filing Person,” and collectively, the “Filing Persons”). Each of T-IX Ferdinand Co-Invest-A, L.P., T-IX Ferdinand Co-Invest-B L.P., T-IX Ferdinand Co-Invest-C, LP, Trident FFP LP, Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P. Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P., Trident FFP GP LLC, Trident Capital VI, L.P., Trident Capital IX, L.P. and Stone Point GP Ltd., is an investment fund or investment vehicle affiliated with or managed by Stone Point. Each of Parent, Company Merger Sub and LLC Merger Sub are affiliated with CD&R and Stone Point. Investment funds managed by or affiliated with Stone Point owned approximately 20.6% of the issued and outstanding shares of Class A common stock, par value $0.01 per share of the Company (“Class A Common Stock”) and Class B common stock, par value $0.01 per share of the Company (“Class B Common Stock” and, together with the Class A Common Stock, “Company Stock”) as of February 27, 2023. Terms used but not defined in this Amendment No. 3 to the Transaction Statement have the meanings assigned to them in the Company’s definitive proxy statement filed on June 12, 2023 (the “Proxy Statement”).

This Final Amendment to the Transaction Statement relates to that certain Agreement and Plan of Merger, dated as of February 27, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Ferdinand FFP Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Company Merger Sub”), Ferdinand FFP Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“LLC Merger Sub”, and together with Company Merger Sub, the “Merger Subs”) and Focus LLC, pursuant to which LLC Merger Sub merged with and into Focus LLC with Focus LLC surviving (“LLC Merger”) and Company Merger Sub merged with and into the Company with the Company surviving (the “Company Merger” and, together with the LLC Merger, the “Mergers”). As a result of the Mergers, each of Company Merger Sub and LLC Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the "Form 8-K"). Items 1.01 and 5.01 of the Form 8-K are hereby incorporated by reference.

Item 15. Additional Information Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On July 14, 2023, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (i) approve a proposal to adopt the Merger Agreement and (ii) approve, by a nonbinding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the Merger.

On August 31, 2023, the Company filed two Certificates of Merger with the Secretary of State of the State of Delaware, pursuant to which the Mergers each became effective. As a result of the Mergers, Focus LLC and, the Company each became a subsidiary of Parent.

At the effective time of the Company Merger (the “Company Merger Effective Time”), (a) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than Excluded Shares, was converted into the right to receive $53 in cash, without interest, (the “Merger Consideration”) and (b) each share of Class B common stock, par value $0.01 per share, of the Company Class B Common Stock issued and outstanding immediately prior to the Company Merger Effective Time was cancelled and ceased to exist and no payment was made with respect thereto.

Immediately prior to the effective time of the LLC Merger (the “LLC Merger Effective Time”), and conditioned upon the closing of LLC Merger, each member of Focus LLC that held common units of Focus LLC (each a “Common Unit”) that were vested (including, with respect to each member of Focus LLC who held incentive units of Focus LLC (each an “Incentive Unit” and collectively with the Common Units, the “Focus LLC Units”) that were vested and had a Hurdle Amount (as defined in the Focus LLC Agreement) less than the Merger Consideration, the applicable number of vested Common Units received as a result of the conversion of such vested Incentive Units held by such member) (a) exchanged its Focus LLC Units for shares of Class A Common Stock, and (b) surrendered for cancellation the corresponding number of shares of Class B Common Stock in accordance with the Focus LLC Agreement (such exchange and surrender, the “Vested Units Exchanges”).

At the Company Merger Effective Time, each then outstanding unvested Common Unit held by a member of Focus LLC (other than the Company and its wholly owned subsidiaries or Parent) (including, with respect to each such member who held unvested Incentive Units having a Hurdle Amount less than the Merger Consideration, the applicable number of unvested Common Units received as a result of the conversion of unvested Incentive Units held by such member), was cancelled and converted into a contingent cash payment, without interest, equal in an amount that would be payable pursuant to the Merger Agreement if such unvested Common Unit were a Company Restricted Share, which contingent cash payment will remain subject and become payable pursuant to the same vesting schedule applicable to the corresponding unvested Common Unit or Incentive Unit, as applicable.

At the LLC Merger Effective Time, each Focus LLC Unit issued and outstanding immediately prior to the LLC Merger Effective Time and after giving effect to the Vested Units Exchanges, other than (a) Focus LLC Units owned by Parent and (b) the Focus LLC Units owned by the Company or any of its wholly owned subsidiaries, was cancelled and ceased to exist and no payment was made with respect thereto.

At the Company Merger Effective Time, each outstanding option to purchase shares of Company Stock (each a “Company Option”) that was vested, having a per share exercise price less than the Merger Consideration immediately prior to the Company Merger Effective Time was cancelled and converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Company Stock subject to such stock option immediately before the Company Merger Effective Time and (b) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Stock of such Company Option (the “Option Consideration”). Each outstanding and unvested Company Option, having a per share exercise price less than the Merger Consideration immediately prior to the Company Merger Effective Time was cancelled and converted into a contingent right to receive a cash payment from the Surviving Corporation equal to the Option Consideration with respect to such Company Option, and such resulting cash-based awards remain subject and become payable pursuant to the same the vesting schedule applicable to such Company Option from which it was converted immediately prior to the Company Merger Effective Time, subject to the holder’s continued employment with or service to Parent and its affiliates (including the Surviving Corporation and its subsidiaries) through the applicable vesting date. Each outstanding Company Option with a per share exercise price equal to or greater than the Merger Consideration, whether or not vested, was cancelled for no consideration.

At the Company Merger Effective Time, each outstanding restricted stock unit award corresponding to shares of Company Stock (each a “Company RSU”) that was unvested as of immediately prior to the Company Merger Effective Time was cancelled and converted into a contingent cash payment, without interest, from the Surviving Corporation in an amount equal to the product of (a) the number of shares of Company Stock subject to such Company RSU immediately prior to the Company Merger Effective Time and (b) the Merger Consideration, and such resulting cash-based awards remain subject and become payable pursuant to the same vesting schedule applicable to such Company RSU from which it was converted immediately prior to the Company Merger Effective Time, subject to the holder’s continued employment with or service to Parent and its affiliates (including the Surviving Corporation and its subsidiaries) through the applicable vesting dates.

At the Company Merger Effective Time, each outstanding share of Company Stock subject to forfeiture, vesting or other lapse conditions (each a “Company Restricted Share”) as of immediately prior to the Company Merger Effective Time was cancelled and converted into a contingent contractual right to receive a cash payment, without intertest, from the Surviving Corporation in an amount equal to the Merger Consideration and such resulting cash-based awards will remain subject and become payable pursuant to the same vesting schedule applicable to such Company Restricted Share from which it was converted immediately prior to the Company Merger Effective Time, subject to the holder’s continued employment with or service to Parent and its affiliates (including the Surviving Corporation and its subsidiaries) through the applicable vesting dates.

On August 31, 2023, the Company notified the Nasdaq Global Select Market (“NASDAQ”) that the Mergers had been completed, and requested that NASDAQ suspend trading of Class A Common Stock on NASDAQ prior to the opening of trading on August 31, 2023. The Company also requested that NASDAQ file with the U.S. Securities and Exchange Commission (the “SEC”) a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Class A Common Stock from NASDAQ and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of Class A Common Stock will no longer be listed on NASDAQ.

In addition, following the effectiveness of the Form 25, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Class A Common Stock.

On August 31, 2023, the Company issued a press release announcing the closing of the Mergers. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 16. Exhibits Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Focus Financial Partners Inc. incorporated herein by reference to the Schedule 14A filed on June 12, 2023 with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Focus Financial Partners Inc. Stockholders (incorporated herein by reference to the Proxy Statement). (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated February 27, 2023 (filed as Exhibit 99.1 to Focus Financial Partners Inc.’s Current Report on Form 8-K, filed February 27, 2023 and incorporated herein by reference).

(a)(6) Current Report on Form 8-K, filed on August 31, 2023 (incorporated herein by reference).

(a)(7) Press Release, dated August 31, 2023 (filed as Exhibit 99.1 to Focus Financial Partners Inc.’s Current Report on Form 8-K, filed August 31, 2023 and incorporated herein by reference).

(b)(1)¥ Debt Commitment Letter, dated February 27, 2023, by and among Ferdinand FFP Acquisition, LLC,, and Royal Bank of Canada, RBC Capital Markets, Truist Bank, Truist Securities, Inc., Citizens Bank, N.A., 32 MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc., Fifth Third Bank, National Association, Bank of Montreal, BMO Capital Markets Corp. and Capital One, National Association is incorporated herein by reference.

(b)(2)¥ Equity Commitment Letter, dated February  27, 2023, by and between Clayton, Dubilier & Rice Fund XII, L.P. and Ferdinand FFP Acquisition, LLC is incorporated herein by reference.

(b)(3) ∆ Equity Commitment Letter, dated February 27, 2023, by and between Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P., T-IX Ferdinand Co-Invest-A, LP, T-IX Ferdinand Co-Invest-B, LP, T-IX Ferdinand Co-Invest-C, LP, and Ferdinand FFP Acquisition, LLC is incorporated herein by reference.

(c)(1)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 16, 2022.**

(c)(2)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated November 23, 2022. **

(c)(3)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 14, 2022. **

(c)(4)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated December 16, 2022. **

(c)(5)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February  25, 2023.

(c)(6)¥ Discussion Materials of Goldman Sachs & Co. LLC for the Special Committee, dated February  26, 2023.

(c)(7) Opinion of Goldman Sachs & Co. LLC, dated February 27, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(8)¥ Discussion Materials of Jefferies LLC for the Board, dated January 4, 2023.

(c)(9) ¥ Discussion Materials of Jefferies LLC for the Special Committee, dated February 25, 2023.

(c)(10)¥ Discussion Materials of Jefferies LLC for the Board, dated February 26, 2023.

(c)(11) Opinion of Jefferies LLC, dated February 26, 2023 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of February 27, 2023, by and among Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Focus Financial Partners Inc. and Focus Financial Partners, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)¥ Limited Guarantee, dated February 27, 2023, by Clayton, Dubilier & Rice Fund XII, L.P. in favor of Focus Financial Partners Inc.

(d)(3)¥ Limited Guarantee, dated February 27, 2023, by Trident IX, L.P., Trident IX Parallel Fund, L.P. and Trident IX Professionals Fund, L.P. in favor of Focus Financial Partners Inc.

(d)(4) Support Agreement, dated as of February 27, 2023 by and among Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P., Company, Parent and certain affiliates of Parent (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(5) Form of TRA Waiver and Exchange Agreement (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(6)¥ Interim Investors Agreement, dated February 27, 2023, by and among Ferdinand FFP Ultimate Holdings, LP, its subsidiaries, Ferdinand FFP Acquisition, LLC and the other parties appearing on the signature pages thereto and any person that executes a joinder hereto in such capacity in accordance with the terms thereof.

107¥ Filing Fee Table.

¥	Previously filed with the Schedule 13E-3 filed with the SEC on April 25, 2023, May 26, 2023 or June 12, 2023.

∆	Amended copy filed herewith.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2023.

FOCUS FINANCIAL PARTNERS INC.

By:	/s/ Ruediger Adolf
	Name:	Ruediger Adolf
	Title:	Chief Executive Officer and Chairman

FOCUS FINANCIAL PARTNERS, LLC

By:	Focus Financial Partners, Inc., as Managing Member of Focus LLC

By:	/s/ Ruediger Adolf
	Name:	Ruediger Adolf
	Title:	Chief Executive Officer and Chairman

FERDINAND FFP ACQUISITION, LLC

By:	Ferdinand FFP Intermediate Holdings, LLC, its sole member
By:	Ferdinand FFP Parent, Inc., its sole member

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

FERDINAND FFP INTERMEDIATE HOLDINGS, LLC

By:	Ferdinand FFP Parent, Inc., its sole member

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

FERDINAND FFP ULTIMATE HOLDINGS, LP

By:	Ferdinand FFP GP, LLC, its general partner
By:	Clayton, Dubilier & Rice Fund XII, L.P., its sole member
By:	CD&R Associates XII, L.P., its general partner
By:	CD&R Investment Associates XII, Ltd., its general partner

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

FERDINAND FFP GP, LLC

By:	Clayton, Dubilier & Rice Fund XII, L.P., its sole member
By:	CD&R Associates XII, L.P., its general partner
By:	CD&R Investment Associates XII, Ltd., its general partner

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND XII

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R Ferdinand Holdings, L.P.

By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

TRIDENT FFP LP

By:	Trident FFP GP LLC, its general partner
By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

TRIDENT VI PARALLEL FUND, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

TRIDENT VI DE PARALLEL FUND, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

TRIDENT IX, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

TRIDENT IX PARALLEL FUND, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

T-IX Ferdinand Co-Invest-A, L.P

By:	Trident Capital IX, L.P., its general partner
By:	DW Trident GP, LLC, its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

T-IX Ferdinand Co-Invest-B, L.P

By:	Trident Capital IX, L.P., its general partner
By:	DW Trident GP, LLC, its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

T-IX Ferdinand Co-Invest-C, L.P

By:	Trident Capital IX, L.P., its general partner
By:	DW Trident GP, LLC, its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT IX PROFESSIONALS FUND, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Managing Director

TRIDENT FFP GP LLC

By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL VI, L.P.

By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL IX, L.P.

By:	DW Trident GP, LLC, as its general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT GP, LTD.

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President